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                                 SCHEDULE 13D/A

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CUSIP NO. 18725U109                                      PAGE 1 OF 5 PAGES
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                               CLINICAL DATA, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    18725U109
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                                 (CUSIP Number)

                              Israel M. Stein, M.D.
                               Clinical Data, Inc.
                          One Gateway Center, Suite 411
                           Newton, Massachusetts 02458
                           Telephone No.: 617-527-9933

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:
                                  John Hession
                           McDermott Will & Emery LLP
                                 28 State Street
                           Boston, Massachusetts 02109

                                  May 18, 2006
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D/A

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CUSIP NO. 18725U109                                      PAGE 2 OF 5 PAGES
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1    NAME OF REPORTING PERSON
     Israel M. Stein, M.D.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ]
                                                                         (b) [ ]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS (See Instructions)
     N/A

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                   [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

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          NUMBER               7   SOLE VOTING POWER
            OF                     470,735

                             ---------------------------------------------------
          SHARES               8   SHARED VOTING POWER
       BENEFICIALLY                84,793
           OWNED
                             ---------------------------------------------------
            BY                 9   SOLE DISPOSITIVE POWER
           EACH                    470,735
         REPORTING
                             ---------------------------------------------------
          PERSON               10  SHARED DISPOSITIVE POWER
           WITH                    84,793

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           555,528
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                      [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     *6.8%
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14   TYPE OF REPORTING PERSON (See Instructions)
     IN
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     *Based on 8,122,524 shares of the Issuer's Common Stock outstanding as of
February 10, 2006, as reported in the Issuer's Quarterly Report on Form 10-K filed with the Securities and Exchange Commission on February 14, 2006.

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                                 SCHEDULE 13D/A

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CUSIP NO. 18725U109                                      PAGE 3 OF 5 PAGES
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     This Amendment No. 1 (the "Amendment") amends and supplements the Statement on Schedule 13D, dated June 20, 2005 and filed on June 27, 2005 (the "Original
Schedule 13D"), relating to the Common Stock, par value $.01 per share (the "Common Stock"), of Clinical Data, Inc., a Delaware corporation (the "Issuer"). Dr. Israel M. Stein, M.D. ("Dr. Stein"), is filing this Amendment to disclose his sale of an aggregate of 20,000 shares of Common Stock pursuant to a Rule 10b5-1 trading plan, as well as his sale of an aggregate of 100,000 shares of Common Stock to Third Security Staff 2001 LLC ("Staff LLC"), an affiliate of Randal J. Kirk, Chairman of the company's board of directors ("Mr. Kirk").

     Except as set forth below, there are no changes to the information set forth in the Original Schedule 13D.

ITEM 2.   IDENTITY AND BACKGROUND.

     Item 2 of the Original Schedule 13D is hereby amended and supplemented as follows:

     "The principal occupation/employment of Dr. Stein is no longer President and Chief Executive Officer of the Issuer, but he now serves as the Issuer's Executive Vice Chairman and as a member of its board of directors."

ITEM 4.   PURPOSE OF TRANSACTION.

     Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

     "Dr. Stein effected the sale of an aggregate total of 10,000 shares in three separate trades on March 14 and March 15, 2006, as well as the sale of an aggregate total of an additional 10,000 shares in four separate trades between April 11 and April 18, 2006. Dr. Stein effected all of the sales pursuant to a previously-adopted Rule 10b5-1 trading plan.

     On May 18, 2006, through a private transaction, Dr. Stein sold an aggregate total of 100,000 shares to Staff LLC an affiliate of Mr. Kirk. The consideration for this purchase was an 18-month promissory note bearing interest at a rate of 5% per annum in the original principal amount of $2,000,000, a form of which is attached hereto as Exhibit 10.2.

     Dr. Stein sold the shares under the Rule 10b5-1 trading plan as well as in the private transaction with Staff LLC in order to diversify his holdings. He continues to hold his current shares solely for the purpose of equity security investment."

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5(a) of the Original Schedule 13D is hereby amended and supplemented as follows:

     "Dr. Stein incorporates herein by reference his responses to (11) and (13) on the cover page of this Amendment.

     Dr. Stein beneficially owns 555,528 shares of the Issuer's Common Stock, of which 70,000 shares are issuable upon the exercise of options and 84,793 shares are held in joint tenancy with Dr. Stein's wife."

     Item 5(b) of the Original Schedule 13D is hereby amended and supplemented as follows:

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                                 SCHEDULE 13D/A

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CUSIP NO. 18725U109                                      PAGE 4 OF 5 PAGES
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     "Dr. Stein has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 470,735 shares of the Issuer's Common Stock, of which 70,000 shares are issuable upon the exercise of options.

     Dr. Stein shares with his wife the power to vote or direct the vote and the power to dispose or direct the disposition of the 84,793 shares of the Issuer's Common Stock that they hold in joint tenancy."

     Item 5(c) of the Original Schedule 13D is hereby amended and supplemented as follows:

     "Other than the sales of Common Stock pursuant to the Rule 10b5-1 trading plan as well as in the private placement as reported herein, Dr. Stein has not engaged in any transactions in shares of Common Stock since the filing of the Original Schedule 13D with the Securities and Exchange Commission on June 27, 2005."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

     "In connection with the private placement of Common Stock by Dr. Stein, Dr. Stein and Staff LLC entered into a Stock Purchase Agreement, a form of which is attached hereto as Exhibit 10.1. As consideration for this sale, Dr. Stein received an 18-month promissory note bearing interest at a rate of 5% per annum in the original principal amount of $2,000,000, a form of which is attached hereto as Exhibit 10.2. Except as otherwise described in this statement, to the best knowledge of Dr. Stein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2, or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies."

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     The following documents are being filed as exhibits to this Amendment and are incorporated herein by reference:

     Exhibit 10.1 Stock Purchase Agreement entered into on May 18, 2006 between Staff LLC and Israel M. Stein, M.D.

     Exhibit 10.2 Promissory Note issued on May 18, 2006 by Staff LLC to Israel M Stein, M.D. in the original principal amount of $2,000,000.

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                                 SCHEDULE 13D/A

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CUSIP NO. 18725U109                                      PAGE 5 OF 5 PAGES
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2006                                 /s/ Israel M. Stein
                                                --------------------------------
                                                Name: Israel M. Stein, M.D.